File No. ________________

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
the Application of

BMO FUNDS, INC.
with respect to its existing and future series
BMO ASSET MANAGEMENT CORP.
BMO HARRIS BANK N.A.

111 East Kilbourn Avenue, Suite 200
Milwaukee, WI  53202

APPLICATION FOR AN ORDER PURSUANT TO (a) SECTION 6(C) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), GRANTING
AN EXEMPTION FROM SECTIONS 18(F) AND 21(B) OF THE ACT; (b) SECTION
12(D)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 12(D)(1) OF
THE ACT; (c) SECTIONS 6(C) AND 17(B) OF THE ACT GRANTING AN EXEMPTION
FROM SECTIONS 17(A)(1), 17(A)(2), AND 17(A)(3) OF THE ACT; AND (d) SECTION
17(D) OF THE ACT AND RULE 17D-1 UNDER THE ACT TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

This document contains 65 pages

Please direct all communications regarding this Application to:	Copy to:

Michele L. Racadio, Secretary	Carol A. Gehl, Esq.
BMO Funds, Inc.	Godfrey & Kahn, S.C.
111 East Kilbourn Avenue	780 North Water Street
Milwaukee, WI 53202	Milwaukee, WI 53202
(414) 765-8241	(414) 273-3500

As filed with the Securities and Exchange Commission on September 25, 2013

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of BMO FUNDS, INC. BMO ASSET MANAGEMENT CORP. and BMO HARRIS BANK N.A. 1000 North Water Street Milwaukee, WI 53202 File No. 812-13134

APPLICATION FOR AN ORDER OF
EXEMPTION UNDER SECTION 6(c) OF
THE INVESTMENT COMPANY ACT OF
1940 FOR AN EXEMPTION FROM
SECTIONS 18(f) AND 21(b) OF THE ACT,
UNDER SECTION 12(d)(1)(J) OF THE ACT
FOR AN EXEMPTION FROM SECTIONS
12(d)(1) OF THE ACT, UNDER SECTIONS
6(c) AND 17(b) OF THE ACT FOR AN
EXEMPTION FROM SECTIONS 17(a)(1),
17(a)(2), AND 17(a)(3) OF THE ACT, AND
UNDER SECTION 17(d) OF THE ACT AND
RULE 17d-1 THEREUNDER

BMO Funds, Inc. (the “Company”), BMO Asset Management Corp. (the “Adviser”), and BMO Harris Bank N.A. (“BMO Harris Bank”) (collectively referred to as the “Applicants”) submit this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) to request an order under:  (a) Section 6(c) of the Act granting an exemption from Sections 18(f) and 21(b) of the Act; (b) Section 12(d)(1)(J) of the Act granting an exemption from Section 12(d)(1) of the Act; (c) Sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements.

Applicants request that the order sought herein apply also to each existing and each future series of the Company, and to each existing and each future registered open-end management investment company or series thereof (each a “Fund” and collectively, “Funds”) that is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and that is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Company.1

I.  SUMMARY

Applicants request an order permitting the Funds to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes, provided that the loans are made in accordance with the terms and conditions set forth in this Application.  Currently, certain Funds may, at any given time, be investing their daily cash balances in repurchase agreements with banks or other lenders, while other Funds may be borrowing money from banks for temporary purposes to satisfy redemption requests or for other temporary purposes.  The Company proposes to enter into loan agreements on behalf of the Funds whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes.  Through the use of the proposed credit facility, the Funds intend to (i) reduce the costs that would be incurred in borrowing from banks and other lenders and (ii) earn higher interest rates on their cash balances.

Section 12(d)(1) of the Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company.  Section 17(a)(1) of the Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company, Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company from purchasing securities or other property from the registered investment company, and Section 17(a)(3) of the Act generally prohibits such an affiliated person from borrowing money or other property from the investment company.  Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an

_________________

[1]

Each existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in this
Application.

affiliated person of a registered investment company, acting as principal, from entering into any transaction in which the investment company is a joint, or a joint and several, participant unless it has been approved by an order of the Commission.  Section 18(f)(1) of the Act prohibits any registered open-end investment company from issuing any “senior security.”  However, the investment company may borrow from a bank, provided the company maintains 300% asset coverage for such loans.  Finally, Section 21(b) of the Act generally prohibits any registered management investment company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.

Applicants request that the exemptive relief requested herein apply to: (i) any Funds, (ii) any successor2 entity to the Adviser, and (iii) any other registered open-end investment company or series thereof (included in the term “Funds”) for which the Adviser or a person controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Adviser serves as investment adviser.  All entities that currently intend to rely on the requested relief are named as Applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions set forth in this Application.

Applicants request an order to the extent necessary to establish and operate the proposed credit facility as described in this Application, subject to the terms and conditions set forth herein.  The proposed credit facility is intended to be used by the Funds solely as a means of (i) reducing the costs that would be incurred by the Funds in obtaining bank loans for temporary purposes and (ii) increasing the return received by the Funds in the investment of their otherwise uninvested dailycash balances.  Accordingly, Applicants believe that the relief requested is

_________________

[2]	The term “successor” is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II.  APPLICANTS

A.

BMO Funds, Inc.

The Company is an open-end, management investment company established as a Wisconsin corporation on July 31, 1992.3  The Company offers separate series of shares representing interests in separate portfolios of securities.  The shares in any series may be offered in separate classes.  As of September 1, 2013, the Company offered shares of 35 Funds, each of which pursues different investment objectives and principal investment strategies.4  Three of the Funds comply with Rule 2a-7 under the Act and hold themselves out as money market funds (the “Money Market Funds”) that seek to maintain a constant per share net asset value of $1.00.

B.

The Adviser

The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.  The Adviser is a wholly-owned subsidiary of BMO Financial Corp., a financial services company headquartered in Chicago, Illinois, and an indirect wholly-owned subsidiary of the Bank of Montreal, a Canadian bank holding company.  The Adviser serves as investment adviser for each Fund, including buying and selling portfolio securities on behalf of each Fund.  The Adviser may engage one or more affiliated or unaffiliated subadvisers.  Each subadviser will be registered as an investment adviser under the Advisers Act.

_________________

[3]	Prior to May 17, 2013, the Company’s name was Marshall Funds, Inc.
[4]	Each of the Funds is listed in Exhibit A-1 hereto.

C.

BMO Harris Bank

BMO Harris Bank, an affiliate of the Adviser and an indirect wholly-owned subsidiary of BMO Financial Corp., serves as the custodian for the Company and for 34 of its series.5  Pursuant to a custodian agreement with the Company, BMO Harris Bank serves as the custodian of the securities and cash of the Funds.  Under the custodian agreement, BMO Harris Bank receives a fee based on a percentage of the Funds’ average aggregate daily net assets.

III.  Current Borrowing Practices

At any particular time, while some Funds are entering into repurchase agreements or purchasing other short-term instruments issued by banks or other entities, other Funds may need to borrow money from the same or similar banks for temporary purposes to satisfy redemption requests, or to cover unanticipated cash shortfalls such as a trade “fail” in which cash payment for a security sold by a Fund has been delayed, or for other temporary purposes.  The Company, on behalf of the Funds, has entered into a Loan Agreement, as amended, with State Street Bank & Trust Company (the “Loan Agreement”) under which the Company has access to a $25 million standby line of credit on behalf of the Funds.  If a Fund had a temporary cash need, it would borrow money through its line of credit.  If the requested relief is granted, the Company intends to maintain the line of credit with State Street Bank but may at some future time determine to reduce the amount of the standby line of credit or terminate the Loan Agreement.

If the Funds were to borrow from a bank or under their Loan Agreement, the Funds would pay interest on the borrowed cash at a rate that would be higher than the rate that would be earned by other (non-borrowing) Funds on the investments in repurchase agreements and other short-term instruments of the same maturity as the bank loan or loan under the Loan

_________________

[5]

Pursuant to a custodian agreement with the Company, State Street Bank & Trust Company serves as a third party custodian of the Pyrford International Stock Fund, Lloyd George Emerging Markets Equity Fund, Pyrford Global
Strategic Return Fund, and TCH Emerging Markets Bond Fund.

Agreement.  This differential represents the profit the banks would earn for serving as a middleman between a borrower and lender and is not attributable to any material difference in the credit quality or risk in such transactions.  The banks, in effect, would borrow uninvested cash from some Funds in the form of repurchase agreements or other short-term obligations and lend cash to other Funds at a rate higher than the bank’s cost of borrowing the cash.  In addition, the Funds would be required to pay a commitment fee up front to obtain the bank’s commitment to lend money.  These fees must be paid regardless of whether a Fund borrows any money from the bank.  Due to the up-front costs of these arrangements, the Funds prefer to have available additional credit arrangements.

IV.  The Proposed Credit Facility

The Funds seek to enter into master interfund lending agreements (“Interfund Lending Agreements”) with each other that would permit each Fund to lend money directly to and borrow money directly from other Funds through a credit facility for temporary purposes (an “Interfund Loan”).  The proposed credit facility would both reduce the Funds’ potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term lendings.  Although the proposed credit facility would reduce the Funds’ need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks.

It is anticipated that the proposed credit facility will provide a borrowing Fund with significant savings at times when the cash position of the Fund in insufficient to meet temporary cash requirements.  This situation could arise when shareholder redemptions exceed anticipated volumes, and certain Funds have insufficient cash on hand to satisfy such redemptions.  When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions).  However, redemption requests normally are satisfied promptly upon receipt.  The proposed credit facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the proposed credit facility when a sale of securities “fails” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction.  “Sales fails” may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold.  Under such circumstances, the Fund could (i) ”fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment.  Use of the credit facility under these circumstances would give the Fund access to immediate short-term liquidity without incurring custodian overdraft or other charges.

While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur commitment fees and/or other charges involved in obtaining a bank loan.  Under the proposed credit facility, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks.  In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or purchasing shares of a Money Market Fund.  Thus, the proposed credit facility would benefit both borrowing and lending Funds.6

_________________

[6]

In this respect, Applicants’ proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7.  Rule 17a-7 is designed to allow funds to reduce their brokerage costs

The interest rate to be charged to the Funds on any loan made pursuant to the proposed credit facility (“Interfund Loan Rate”) would be determined daily and would be the average of (i) the “Repo Rate,” as defined below, and (ii) the “Bank Loan Rate,” as defined below.  The “Repo Rate” on any day would be the highest rate available to a lending Fund from investments in overnight repurchase agreements.7  The Bank Loan Rate for any day would be calculated by the Credit Facility Team (as defined below) on each day an Interfund Loan is made according to a formula established by each Fund’s board of directors (“Board”) and intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds.8  The formula would be based upon a publicly available rate (e.g., federal funds plus 25 basis points), which rate would vary so as to reflect changing bank loan rates.  The initial formula and any subsequent modifications to the formula would be subject to the approval of the Board of each Fund.  In addition, the Board of each Fund periodically would review the continuing appropriateness of reliance on the publicly available rate used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds.  The continual adjustment of the Bank Loan Rate to reflect changes to prevailing bank loan rates and the periodic review by the Board of each Fund of the relationship between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates.

_________________

by dealing directly with one another without the intervention of a broker-dealer.  Like the Funds’ proposal, Rule 17a-7 allows direct dealings between funds where the funds’ boards have adopted procedures to ensure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policy of the fund.

[7]	The Funds do not currently use a joint account to invest in repurchase agreements.
[8]

Applicants anticipate that the Board of each Fund participating in the credit facility will adopt the same formula for calculating the Bank Loan Rate.  However, if the board of directors of a future Fund (“Future Board”) establishes a different formula, the Interfund Loan Rate will be based upon a formula agreed upon by both the Board of each participating Fund and the Future Board.The composition of the Board of each of the currently existing Funds is the same.

Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.

The proposed credit facility would be administered by the Funds’ president, treasurer and chief compliance officer and an investment professional within the Adviser who serves as a portfolio manager for the Money Market Funds (the “Money Market Manager”) (collectively, the “Credit Facility Team”).9  The proposed credit facility would be available to any Fund, although the Money Market Funds would not participate as borrowers.  On any day on which a Fund intends to borrow money, the Credit Facility Team would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield of any Money Market Fund in which a lending Fund could otherwise invest and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

Under the proposed credit facility, it is anticipated that most loans extended to the Funds would be unsecured.  The proposed credit facility would permit a Fund to borrow on an unsecured basis if the Fund’s total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing.  If a Fund had a secured loan outstanding from any other source or if the Fund’s outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis.  Each Fund’s fundamental investment restrictions limit borrowings to no more than 33 1/3% of its total assets.  If the total outstanding borrowings of a Fund with outstanding interfund borrowings from all sources exceeded 10% of its total assets, the Fund would promptly

_________________

[9]

The Money Market Manager is also responsible for managing the investment of overnight cash for the other Funds.
Accordingly, Applicants believe that including the Money Market Manager on the Credit Facility Team will serve to promote the efficient administration of the borrowing and lending needs of the Funds.

(i) repay all of its outstanding Interfund Loans, (ii) reduce its total borrowings to 10% or less of total assets, or (iii) secure any outstanding interfund borrowing.

In addition, amounts borrowed through the proposed credit facility would be reasonably related to a Fund’s temporary borrowing need.  The duration of any loans made under the proposed credit facility would be limited to the time required to receive payment for securities sold, but in no event more than seven days.  All loans would be callable on one business day’s notice by the lending Fund.  A borrowing Fund could repay an outstanding loan in whole or in part at any time.  While the Funds would pay interest on the borrowings, the Funds would not pay any fee in connection therewith.

Under the proposed credit facility, the portfolio managers for each participating Fund could provide standing instructions to participate in the proposed credit facility daily as a borrower or lender.  The Credit Facility Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.  The Money Market Funds would not participate as borrowers.

The Credit Facility Team would allocate borrowing demand and cash available for lending among the Funds on what the Credit Facility Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as (i) the time of filing requests to participate, (ii) minimum loan lot sizes, and (iii) the need to minimize the number of transactions and associated administrative costs.  To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

The Credit Facility Team would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to portfolio managers (other than the Money Market Manager who is on the Credit Facility Team).  Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Credit Facility Team would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds (other than the Money Market Manager acting in his or her capacity as a member of the Credit Facility Team).  All allocations made by the Credit Facility Team will require the approval of at least one member of the Credit Facility Team other than the Money Market Manager.  Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand.  Therefore, after the Credit Facility Team has allocated cash for Interfund Loans, any remaining cash will be (a) invested in accordance with the standing instructions of portfolio managers or (b) returned to the Funds.

The method of allocation and related administrative procedures would be approved by the Board of each Fund, including a majority of the members of the Board who are not “interested persons” of the Fund, as that term is defined in Section 2(a)(19) of the Act (“Independent Directors”), to ensure that both borrowing and lending Funds participate on an equitable basis.  The Credit Facility Team would report quarterly to the Board of each Fund on the participation of the various Funds in the proposed credit facility.  The Board of each Fund would review at least quarterly the Fund’s participation in the proposed credit facility to ensure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of (i) the administrative procedures, (ii) the Interfund Loan Rate, and (iii) the Fund’s participation in the proposed credit facility.  In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, the Credit Facility Team promptly would refer the loan for arbitration to an independent arbitrator selected by the Board of each Fund involved, who would have binding authority to resolve any problem promptly.

The Credit Facility Team would: (i) monitor the interest rates charged and the other terms and conditions of the loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (iii) ensure equitable treatment of each Fund; and (iv) make quarterly reports to each Fund’s Board concerning any transactions by the Fund under the proposed credit facility and the Interfund Loan Rate charged.  The Adviser and BMO Harris Bank, through the Credit Facility Team, would administer the proposed credit facility as a disinterested fiduciary and a disinterested party, respectively, and would receive no additional fee as compensation in connection with the administration of the proposed credit facility.

If the requested order is granted, no Fund may participate in the proposed credit facility unless: (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (ii) the Fund has fully disclosed all material information concerning the proposed credit facility in its prospectus and/or statement of additional information; and (iii) the Fund’s participation in the credit facility is consistent with its investment objectives, limitations, and organizational documents.

V.  STATUTORY PROVISIONS

Section 12(d)(1) of the Act prohibits any registered investment company (the “acquiring company”) or any company or companies controlled by such acquiring company from purchasing any security issued by any other investment company (the “acquired company”) if such purchase will result in the acquiring company or companies it controls owning in the aggregate (i) more than 3% of the outstanding voting stock of the acquired company,

(ii) securities issued by the acquired company with an aggregate value in excess of 5% of the value of the acquiring company’s total assets, or (iii) securities issued by the acquired company and all other investment companies with an aggregate value in excess of 10% of the value of the acquiring company’s total assets.

Section 17(a)(1) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company.  Section 17(a)(2) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company.  Section 17(a)(3) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from borrowing money or other property from the investment company.  Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.  Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint, or a joint and several participant, unless permitted by Commission order upon application.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company” but excludes situations in which “such power is solely the result of an official position with such company.”

Section 18(f)(1) of the Act prohibits open-end investment companies from issuing “any senior security . . . except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . . .”  Under Section 18(g) of the Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness.

Section 17(b) of the Act generally provides that the Commission may exempt a proposed transaction from the provisions of Section 17(a) provided that (1) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, (2) the transaction is consistent with the policy of the investment company as recited in its registration statement, and (3) the transaction is consistent with the general purposes of the Act.

Rule 17d-1(b) under the Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from and less advantageous than that of the other participants.

Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

Similarly, Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that the exemption is consistent with the public interest and the protection of investors.

VI.  REQUEST FOR ORDER

Applicants seek an order: pursuant to Section 6(c) of the Act exempting them, to the extent described herein, from the provisions of Section 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act exempting them from the provisions of Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the proposed credit facility.

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)

The Interfund Loan Rate to be charged to the Funds under the proposed credit facility will be the average of the Repo Rate and Bank Loan Rate.

(2)

On each business day, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield of the highest yielding Money Market Fund in which the lending Fund could otherwise invest and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

(3)

If a Fund has outstanding borrowings, any Interfund Loans to the Fund (i) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan, (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral, (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days), and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

(4)

A Fund may make an unsecured borrowing through the proposed credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral.  If a Fund’s total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed credit facility on a secured basis only.  A Fund may not borrow through the proposed credit facility or from any other source if its total outstanding borrowings immediately after the interfund borrowing would be more than 33 1/3% of its total assets.

(5)

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan.  If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter (i) repay all its outstanding Interfund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required.  Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceeds 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

(6)

No Fund may lend to another Fund through the proposed credit facility if the loan would cause its aggregate outstanding loans through the proposed credit facility to exceed 15% of the lending Fund’s current net assets at the time of the loan.

(7)

A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

(8)

The duration of the Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days.  Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

(9)

A Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

(10)

Each Interfund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

(11)

A Fund’s participation in the proposed credit facility must be consistent with its investment objectives and limitations and organizational documents.

(12)

The Credit Facility Team will calculate total Fund borrowing and lending demand through the proposed credit facility and allocate loans on an equitable basis among the Funds without the intervention of any portfolio manager of the Funds (other than the Money Market Manager acting in his or her capacity as a member of the Credit Facility Team).  All allocations will require the approval of at least one member of the Credit Facility Team who is not the Money Market Manager.  The Credit Facility Team will not solicit cash for the proposed credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that the Money Market Manager has access to loan demand data).  The Credit Facility Team will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions from portfolio managers or return remaining amounts to the Funds.

(13)

The Credit Facility Team will monitor the interest rates charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Board of each Fund concerning the participation of the Fund in the proposed credit facility and the terms and other conditions of any extension of credit under the proposed credit facility.

(14)

The Board of each Fund, including a majority of Independent Directors, will:

(a)

review, no less frequently than quarterly, each Fund’s participation in the proposed credit facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b)

establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c)

review, no less frequently than annually, the continuing appropriateness of the Fund’s participation in the proposed credit facility.

(15)

In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, the Credit Facility Team will promptly refer the loan for arbitration to an independent arbitrator selected by the Board of each Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.10  The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds.  The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

(16)

Each Fund will maintain, and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund

_________________

[10]	If the dispute involves Funds with different Boards, the Board of each Fund will select an independent arbitrator that is satisfactory to each Fund.

Loan is made on overnight repurchase agreements and bank borrowings, the yield of any Money Market Fund in which the lending Fund could otherwise invest, and such other information presented to the Fund’s Board in connection with the review required by conditions (13) and (14).

(17)

The Credit Facility Team will prepare and submit to the Board of each Fund for review an initial report describing the operations of the proposed credit facility and the procedures to be implemented to ensure that all Funds are treated fairly.  After commencement of the proposed credit facility, the Credit Facility Team will report on the operations of the credit facility at each Board’s quarterly meetings.

In addition, each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Board each year that the Fund participates in the proposed credit facility, which report evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.  Each Fund’s chief compliance officer will also annually file a certification pursuant to Item 77Q3 of Form N-SAR, as such Form may be revised, amended, or superceded from time to time, for each year that the Fund participates in the proposed credit facility, that certifies that the Fund and the Adviser have established procedures reasonably designed to achieve compliance with the terms and conditions of this Application.  In particular, such report will address procedures designed to achieve the following objectives: (a) that the Interfund Loan Rate will be higher than the Repo Rate and, if applicable, the yield of the highest yielding Money Market Funds, but lower than the Bank Loan Rate; (b) compliance with the collateral requirements as set forth in this Application; (c) compliance with the percentage limitations on interfund borrowing and lending; (d) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board of each Fund; and (e) that the Interfund Loan Rate does not exceed the interest rate on any third party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent public accountants, in connection with their Fund audit examinations, will review the operation of the proposed credit facility for compliance with the conditions of this Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

(18)

No Fund will participate in the proposed credit facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

VII.  STATEMENTS IN SUPPORT OF EXEMPTION

A.

Discussion of Precedents

The Commission has granted exemptive orders permitting several other fund complexes to establish an interfund lending program based on conditions substantially identical to those proposed herein.  Fidelity Aberdeen Street Trust, et al., Investment Company Act Rel. Nos. 30258 (Nov. 6, 2012) (notice) and 30288 (Dec. 3, 2012) (order); In the Matter of John Hancock Variable Insurance Trust, et al., Investment Company Act Rel. Nos. 29865 (Nov. 18, 2011) (notice) and 29885 (Dec. 14, 2011) (order); In the Matter of MFS Series Trust I, et al., Investment Company Act Rel. Nos. 29827 (Sept. 30, 2011) (notice) and 29849 (Oct. 26, 2011) (order); In the Matter of Principal Funds, Inc., et al., Investment Company Act Rel. Nos. 29824 (Sept. 29, 2011) (notice) and 29843 (Oct. 25, 2011) (order); In the Matter of Northern Funds, et al., Investment Company Act Rel. Nos. 29368 (July 23, 2010) (notice) and 29381 (Aug. 18, 2010) (order); In the Matter of the Alger Funds, et al., Investment Company Act Rel. Nos. 28819

(July 16, 2009) (notice) and 28844 (Aug. 11, 2009) (order); In the Matter of the Managers Funds, et al., Investment Company Act Rel. Nos. 28748 (May 28, 2009) (notice) and 28770 (June 23, 2009) (order); In the Matter of Dodge & Cox Funds, et al., Investment Company Act. Rel. Nos. 28409 (Sept. 29, 2008) (notice) and 28740 (Oct. 27, 2008) (order); In the Matter of Pioneer Bond Fund, et al., Investment Company Act Rel. Nos. 28144 (Feb. 5, 2008) (notice) and 28182 (March 4, 2008) (order); In the Matter of Riversource Diversified Income Series, et al., Investment Company Act Rel. Nos. 27506 (Sept. 28, 2006) (notice) and 27525 (Oct. 24, 2006) (order); In the Matter of Wells Fargo Funds Trust, et al., Investment Company Act Rel. Nos. 27309 (May 1, 2006) (notice) and 27385 (May 30, 2006) (order); In the Matter of Frank Russell Investment Company, et al., Investment Company Act Rel. Nos. 27292 (Apr. 25, 2006) (notice) and 27325 (May 23, 2006) (order); and In the Matter of Thrivent Mutual Funds, et al., Investment Company Act Rel. Nos. 27201 (Jan. 3, 2006) (notice) and 27222 (Jan. 31, 2006) (order).

B.

Discussion in Support of the Application

The proposed credit facility is intended to be used by the Funds solely as a means of (i) reducing the costs incurred by the Funds in obtaining loans for temporary purposes and (ii) increasing the return received by the Funds in the investment of their daily cash balances.  Other than the receipt of their regular advisory, custodial and administrative fees, the Adviser and BMO Harris Bank have no pecuniary or other stake in the program.

The Board of each Fund has carefully considered the benefits and possible additional risk to the Funds as a result of their participation in the proposed credit facility, and has concluded that participation in the proposed credit facility would be in the best interests of each Fund.  The Board of each Fund has also determined that the significant benefits derived from participation in the proposed credit facility more than outweigh the nominal additional risks that may be incurred by the Funds.  Any Future Board would be required to make a similar determination before the future Fund could participate in the proposed credit facility.

The significant benefits to be derived from participation in the proposed credit facility will be shared both by lending Funds and borrowing Funds.  The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements or, if applicable, in any Money Market Fund in which the lending Funds could otherwise have invested, and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements.  Interfund Loans will be made only when both of these conditions are met.  To ensure that these conditions are met, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate on each business day.  A Fund could participate in the proposed credit facility only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.  Furthermore, Applicants believe that these benefits can be achieved without any significant increase in risk.  The Board of each Fund believes that the risk of default on lnterfund Loans is likely to be de minimis given the extremely high asset coverage requirements for any Interfund Loan, the highly liquid nature of Fund assets, and the other conditions for effecting Interfund Loans as proposed in this Application.

The proposed credit facility has been designed to serve only as a supplemental source of credit for the Funds’ normal short-term borrowing and short-term cash investment activities, which do not involve any significant risks of default.

The Board of each Fund has determined that the Fund should be able to borrow under the proposed credit facility on an unsecured basis only if the Fund’s total borrowings immediately after the interfund borrowing are less than or equal to 10% of its total assets.

Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis.  If any other lender to a borrowing Fund imposes conditions with respect to the quality of or access to collateral securing a borrowing, the Fund’s collateral for any Interfund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance).  If a Fund’s total outstanding borrowings from all sources exceeded 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.

To ensure that a lending Fund’s use of the proposed credit facility reflects only the normal levels of short-term investment activity, the Board of each Fund has determined that the Funds should limit their loans extended through the proposed credit facility to no more than 15% of a Fund’s current net assets at the time an Interfund Loan is made.

The Board of each Fund has further concluded that, given these asset coverage limits and the other conditions discussed herein, any Interfund Loan made through the proposed credit facility would represent high quality debt with minimal credit risk, fully comparable with, and in many cases superior to, other short-term investments available to the Funds.  It is anticipated that a Fund would extend an Interfund Loan only when the borrower’s total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1000% asset coverage).  In the relatively few instances when a Fund would extend an Interfund Loan to a borrower with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), any loan would be fully secured by segregated assets, as well as protected by the borrower’s asset coverage of at least 300%.  If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeds

10% of its total assets, the Fund would (i) repay all Interfund Loans, (ii) reduce indebtedness to 10% or less of total assets, or (iii) secure each outstanding Interfund Loan, until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets.

In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan.  If a bank were to require collateral for a loan to a borrowing Fund, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis regardless of the level of the borrowing Fund’s asset coverage.  Similarly, if the bank were to call its loan because of default, the lending Fund also would call its loan.  In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days.  Under these conditions, all Interfund Loans to a Fund would have at least the same level of protection as required by any bank or any other third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day’s notice, and the fact that the Independent Directors will exercise effective oversight of the proposed credit facility, the Board of each Fund believes Interfund Loans to be comparable in credit quality to other money market (short-term) instruments that are of a high credit quality and present minimal credit risk.  Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total borrowings represent more than 10% of its assets (or when a third-party lending bank requires collateral).  Moreover, with respect to loans when the Fund’s total borrowings represent less than 10% of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the proposed credit facility.  Collateralization would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Funds, (ii) the 1000% or greater asset coverage standard for unsecured Interfund Loans, (iii) the demand feature of Interfund Loans, and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the Credit Facility Team and would be subject to the oversight of each Fund’s Independent Directors.

Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event there is any possibility of a loan default or payment dispute between a lending and a borrowing Fund.  They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund.  To address these concerns, Applicants propose the following:

(1)

Each Fund’s aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the loan is made.  Although the Board of each Fund believes Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to repurchase agreements or other comparable short-term instruments, the Funds will impose the foregoing limit on their interfund lending as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

(2)

In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the loan agreement, the Credit Facility Team promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of each Fund involved in the loan, who will act as arbitrator of disputes and will have binding authority to resolve any disputes promptly.11For any year in which a dispute was referred to the arbitrator, was pending, or was resolved, the arbitrator will submit, at least annually, a written report to each Fund Board setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest.  The Adviser and BMO Harris Bank have no pecuniary interest in the administration of the program.  As noted earlier, the Adviser and BMO Harris Bank, through the Credit Facility Team, would administer the proposed credit facility as a disinterested fiduciary and a disinterested party, respectively, and would receive no additional fee as compensation for their services in connection with the administration of the proposed credit facility, although they may collect standard pricing, record keeping, bookkeeping, and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility.  These fees would be no higher than those applicable for comparable bank loan transactions.

The proposed credit facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of another Fund.  Under the proposed credit facility, the Funds would not negotiate interest rates between themselves, and the Credit Facility Team would not set rates in its discretion.  Rather, rates would be set pursuant to a pre-established formula, approved by the Board of each Fund, which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for

_________________

[11]	If the dispute involves Funds with separate Boards, the Board of each Fund will select an independent arbitrator that is satisfactory to each Fund.

short-term repurchase agreements.  All Funds participating in the credit facility on any given day would receive the same rate.

The proposed credit facility would also not present any significant potential that any Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Credit Facility Team.  As discussed above, the Credit Facility Team operates and would continue to operate independently of the Funds’ portfolio managers (other than the Money Market Manager acting in his or her capacity as a member of the Credit Facility Team).  The Credit Facility Team will accumulate data at least once on each business day on the Funds’ total short-term borrowing needs to meet net redemptions and to cover sales fails and the Funds’ total uninvested cash positions.  The Credit Facility Team would not solicit cash for the proposed credit facility from any Fund or disseminate total borrowing demand data to any portfolio managers (other than the Money Market Manager who is a member of the Credit Facility Team).  Thus, no portfolio manager would be pressured into maintaining greater amounts of uninvested cash in a Fund or allocating more cash to the credit facility than otherwise would be appropriate.  The Credit Facility Team would allocate available cash to borrowing Funds on an equitable basis.  No portfolio manager would be able to cause his or her Fund’s cash balance to be loaned to any particular Fund.  No portfolio manager (other than the Money Market Manager acting in his or her capacity as a member of the Credit Facility Team) would be able to influence the Credit Facility Team’s allocation of loans.12  The Credit Facility Team will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions from portfolio managers or return remaining amounts for investment by the Funds.

Second, portfolio managers typically limit their Funds’ cash reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.13  Since each manager’s compensation is related in part to his or her Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her Fund’s performance in order to extend additional credit to other Funds.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s uninvested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans.  The Funds anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds.  Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the credit facility are expected to restrict its use to customary levels of Fund borrowing.

In addition, Applicants believe it would be appropriate to include the Money Market Manager on the Credit Facility Team for the following reasons.  First, Applicants do not believe that the position of the Money Market Manager on the Credit Facility Team would subject him or her to influence from other portfolio managers regarding his or her determination

_________________

[12]

As a member of the Credit Facility Team, the Money Market Manager would participate in the team’s allocation of loans. However, his or her “influence” would be limited to activities consistent with his or her role as a member of the Credit Facility Team.

[13]

A Fund may, however, have a large cash position when the portfolio manager believes that the market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.

of the amount of a Fund’s excess cash or would result in the allocation of more cash than would otherwise be appropriate.  With the exception of the Money Market Funds, the Money Market Manager has no discretion as to the amount of cash in the Funds’ portfolios and no interest in the investment return of such portfolios—this responsibility is that of the portfolio manager of each Fund.  Allocation of the Money Market Funds’ investment portfolio to excess cash is not an issue, since the Money Market Funds’ investments are invested in short-term instruments pursuant to Rule 2a-7 under the Act.

Similarly, the position of the Money Market Manager on the Credit Facility Team would not enable him or her to influence other portfolio managers regarding allocation of a Fund’s investment portfolio in cash.  The Money Market Funds would only participate in the proposed credit facility as lenders because they rarely need to borrow cash to meet redemptions or for other temporary purposes.  Since it is expected that there would generally be more uninvested cash available for lending than borrowing demand each day, there would be no incentive for the Money Market Manager to encourage the portfolio managers of the other Funds to make more cash available for Interfund Loans.

Finally, the Money Market Manager would not have sole discretion for allocating loans through the proposed credit facility.  Specific procedures would govern all allocations and would require that all allocations be made on an equitable basis among participating Funds.  In addition, the procedures would require that all allocations be approved by at least one member of the Credit Facility Team, other than the Money Market Manager.  Such approval should serve as an independent check on the Money Market Manager.

For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Section 6(c), 12(d)(1)(J), and 17(b) of the Act and Rule 17d-1 thereunder.

1.

Exemption from Sections 17(a)(3) and 21(b) of the Act

The Funds may be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the Act by virtue of having the Adviser as their common investment adviser and/or by reason of having common officers, directors and/or trustees.  Therefore, Applicants request an order pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Sections 17(a)(3) and 21(b), which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

a.

The Terms of the Proposed Transaction Are Fair and Reasonable and Do
Not Involve Overreaching on the Part of Any Person Involved

Applicants submit that the Interfund Loans will be on terms that are reasonable and fair to participating Funds and substantially eliminate opportunities for overreaching.  As discussed earlier, interest rates for all Interfund Loans will be based on the same objective and verifiable standard (i.e., the average of the current available Repo Rate and the Bank Loan Rate).  As discussed above, the rate for a borrowing Fund will be lower and, for a lending Fund, will be higher than that otherwise available to them.  Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Credit Facility Team and matched on an equitable basis pursuant to procedures approved by the Board of each Fund, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other Fund.  In addition, each Fund will have a substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by the Board of each Fund, including the Independent Directors, and the other conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

b.

The Proposed Transactions Will Be Consistent With the Policies Set Forth
in the Funds’ Registration Statements and the General Purposes of the Act

All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds.  Each Fund may borrow money in amounts up to 33 1/3% of its total assets.  Each Fund that participates in the proposed credit facility will seek shareholder approval of any changes in its fundamental investment limitations necessary to allow its participation in the proposed credit facility if the relief requested herein is granted.  No other investment company would participate in the interfund lending arrangement unless participation was also consistent with the investment company’s investment policies and limitations.

Section 21(a) of the Act provides that a registered investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission.  Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons.  If the relief requested herein is granted, each Fund will include disclosure in its statement of additional information on the possibility of the Fund’s participation in the proposed credit facility.  A Fund would disclose all material information regarding the proposed credit facility in its statement of additional information as long as the Fund participates in the proposed credit facility.

The proposed credit facility also is consistent with the general purposes of the Act and, specifically, Sections 17(a)(3) and 21(b).  These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.14  The proposed transactions do not raise such concerns because (i) the Adviser and BMO Harris Bank, through the Credit Facility Team, would administer the program as a disinterested fiduciary and a disinterested party, respectively, (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments either directly or through a Money Market Fund, (iii) the Interfund Loans would not involve a significantly greater risk than such other investments, (iv) the lending Fund would receive interest at a rate higher than it could obtain through such other investments, and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the up-front commitment fees associated with committed lines of credit.  Moreover, the other terms and conditions that Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

_________________

[14]

The affiliated borrowing transactions covered by Section 21(b) also are covered by Section 17(a)(3).  To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans.  See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940), House Hearings on
H.R. 10065, 76th Cong., 3d Sess. 124 (1940).  The lending transactions at issue here, of course, do not involve upstream loans.

For the foregoing reasons, and in light of the other terms and conditions that Applicants propose in this Application, Applicants submit that the transactions to be effected under the proposed credit facility are consistent with the general purposes of the Act.

2.

Exemption from Sections 17(a)(1), 17(a)(2), and 12(d)(1) of the Act

As noted above, Applicants submit that the proposed credit facility may not involve transactions by any “affiliated persons” of a Fund.  Applicants further submit that the proposed credit facility would involve cash items and not the issuance or sale of any “security” by a borrowing Fund to a lending Fund within the meaning of Sections 17(a)(1) or 12(d)(1) of the Act.  However, because of the broad definition of a “security” in Section 2(a)(36) of the Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the Act.  Thus, the Applicants seek through this Application to eliminate any possible questions concerning their participation in the proposed credit facility.

Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company.  Pursuant to conditions (3), (4), and (5), a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances.  If such a pledge of assets were to be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2) of the Act, exemptive relief from the provisions of that section would be required.15

Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for

_________________

[15]

See Rubin v. United States, 499 U.S. 421 (1981).  See also Salomon Brothers Asset Management Inc., et al., Investment Company Act Release Nos. 24181 (Dec. 1, 1999) (notice) and 24222 (Dec. 28, 1999) (order).

all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b).

The primary purpose of Sections 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the sale of securities or other property, (i.e., to prevent self-dealing).16  Because the interest rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the proposed credit facility on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.  In addition, because each Fund’s daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Credit Facility Team and matched on an equitable basis pursuant to procedures approved by the Board of the relevant Fund, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund.

The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstances).  Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

Furthermore, Applicants submit that the proposed credit facility does not involve the type of abuse at which Section 12(d)(1) was directed.  Section 12(d)(1) of the Act imposes certain limits on an investment company’s acquisitions of securities issued by another investment

_________________

[16]	See, e.g., S. Rep. No 1775, 76th Cong., 3d Sess. 6 (1940).

company.  To the extent that the obligation of a borrowing Fund to repay an Interfund Loan could be deemed a security, as described above, an Interfund Loan could involve the acquisition of securities of the borrowing Fund in excess of the limits of Section 12(d)(1) of the Act.  That section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments.  In the instant case, the entire purpose of the proposed credit facility is to provide economic benefits for all the participating Funds and their shareholders.  There would be no duplicative costs or fees to the Funds or their shareholders.  The Adviser and BMO Harris Bank, through the Credit Facility Team, would administer the proposed credit facility as a disinterested fiduciary and a disinterred party, respectively, and would receive no additional compensation for their services in connection with the administration of the proposed credit facility.  They may collect standard pricing, record keeping, bookkeeping, and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility.  Fees paid in connection with an Interfund Loan would be no higher than those applicable for comparable bank loan transactions.

Under these circumstances, to include Interfund Loans within the limitations of Section 12(d)(1) would not enhance investor projection, but rather would restrict a lending Fund’s ability to acquire the securities of other investment companies that the Fund otherwise could acquire under Section 12(d)(1).  Applicants submit that such a restriction upon a Fund’s investment flexibility would be contrary to the best interest of Fund shareholders.

3.

Order Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder

Applicants also believe that the proposed credit facility would not involve any “joint enterprise” with any affiliated person subject to Section 17(d) and Rule 17d-1 thereunder.  To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the proposed credit facility.

Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company.  Thus, the purpose of Section 17(d) is to avoid overreaching and unfair advantage to insiders.17  For the same reasons discussed above with respect to Section 17(a), each Applicant’s participation in the proposed credit facility would not involve the overreaching or unfair advantage of any other Applicant.  Furthermore, the proposed credit facility is consistent with the provisions, policies, and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders.  Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations.  Thus, each Fund’s participation in the proposed credit facility would be on terms that are no different from or less advantageous than those of other participating Funds.

4.

Exemption from Section 18(f)(1) of the Act

Applicants also request exemptive relief under Section 6(c) from Section 18(f)(1) to the limited extent necessary to implement the proposed credit facility (because the lending Funds are not banks).  Section 18(f)(1) prohibits open-end investment companies from issuing any senior security or selling any security of which it is the issuer “except that any such

_________________

[17]	See, e.g., Hearings on S. 3580 Before a Subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

registered company shall be permitted to borrow from any bank:  provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . . .”  Applicants seek exemption from this provision only to the limited extent necessary to permit a Fund to lend to or borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and subject to all the terms and conditions proposed hereunder, including the condition that immediately after any such unsecured borrowing there is at least 1000% asset coverage for all interfund borrowings of the borrowing Fund.  The Funds would remain subject to the requirement of Section 18(f)(1) that all borrowings of the Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed credit facility is fully consistent with the purposes and policies of Section 18(f)(1).  Applicants further submit that the exemptive relief requested for the operation of the proposed credit facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on their uninvested cash balances without materially increased risk and without involving any overreaching.

VIII.  CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act.  Applicants also submit that their participation in the proposed credit facility would be consistent with the provisions, policies, and purposes of the Act, and would be on a basis that is no different from or less advantageous than that of other participating Funds.

IX.  PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants hereby state that the address of BMO Funds, Inc. and BMO Harris Bank N.A.  is 111 East Kilbourn Avenue, Milwaukee, Wisconsin 53202 and that the address of BMO Asset Management Corp. is 115 South LaSalle Street, Chicago, Illinois 60603.  Applicants further state that all communications or questions should be directed to Carol A. Gehl, Esq., Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin 53202, (414) 287-9255, with a copy to Michele L. Racadio, BMO Funds, Inc. 111 East Kilbourn Avenue, Milwaukee, Wisconsin 53202 (414) 287-8241.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements of the Funds’ articles of incorporation and bylaws have been complied with in connection with the execution and filing of this Application, and the undersigned officer of each of the Applicants is fully authorized to execute this Application and any amendments thereto.  The resolutions of the Funds’ authorizing the filing of this Application and any amendments hereto were duly adopted by the Board and are attached hereto as Exhibit B-1.

Applicants request that the Commission issue an order without hearing pursuant to Rule 0-5 under the Act.

[Signature Page Follows]

Applicants have caused this Application to be duly signed on their behalf on the 25th day of September, 2013.

BMO FUNDS, INC.

By: /s/ John M. Blaser
Name: John M. Blaser
Title: President

BMO ASSET MANAGEMENT CORP.

By: /s/ Steven J. Arquilla
Name: Steven J. Arquilla
Title: Chief Operating Officer

BMO HARRIS BANK N.A.

By: /s/ Steven P. Palmer
Name: Steven P. Palmer
Title: Vice President

EXHIBIT INDEX

Sequential
Page Number

A-1

List of BMO Funds, Inc.

A-1

B-1

Authorizing Resolutions of BMO Funds, Inc.

B-1

C-1

Verification of BMO Funds, Inc. Pursuant to Rule 0-2(d)

C-1

C-2

Verification of BMO Asset Management Corp. Pursuant to Rule 0-2(d)

C-2

C-3

Verification of BMO Harris Bank N.A. Pursuant to Rule 0-2(d)

C-3

D-1

Form of Notice

EXHIBIT A-1

LIST OF BMO FUNDS, INC.

BMO TCH Core Plus Bond Fund

BMO TCH Corporate Income Fund

BMO Lloyd George Emerging Markets Equity Fund

BMO Government Income Fund

BMO Government Money Market Fund

BMO Intermediate Tax-Free Fund

BMO Large-Cap Value Fund

BMO Large-Cap Growth Fund

BMO Mid-Cap Value Fund

BMO Mid-Cap Growth Fund

BMO Prime Money Market Fund

BMO Short-Intermediate Bond Fund

BMO Short-Term Income Fund

BMO Small-Cap Value Fund

BMO Small-Cap Growth Fund

BMO Tax-Free Money Market Fund

BMO Ultra Short Tax-Free Fund

BMO Dividend Income Fund

BMO Pyrford International Stock Fund

BMO Pyrford Global Strategic Return Fund

BMO Monegy High Yield Bond Fund

BMO Low Volatility Equity Fund

BMO Short Tax-Free Fund

BMO TCH Emerging Markets Bond Fund

BMO Target Retirement 2010 Fund

BMO Target Retirement 2020 Fund

BMO Target Retirement 2030 Fund

BMO Target Retirement 2040 Fund

BMO Target Retirement 2050 Fund

BMO Diversified Income Fund

BMO Moderate Balanced Fund

BMO Growth Balanced Fund

BMO Aggressive Allocation Fund

BMO Diversified Stock Fund

BMO Aggressive Stock Fund

EXHIBIT B-1

BMO FUNDS, INC.

RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS

ON AUGUST 14, 2013

Authorization to File Interfund Lending Exemptive Order Application

RESOLVED, that the officers of BMO Funds, Inc. (the “Company”) be, and they hereby are, authorized to file on behalf of the Company an application with the Securities and Exchange Commission to request an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), to seek an exemption from Sections 18(f) and 21(b) of the Act, pursuant to Section 12(d)(1)(J) of the Act to seek an exemption from Section 12(d)(1) of the Act, pursuant to Sections 6(c) and 17(b) of the Act to seek an exemption form Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint arrangements and transactions (the “Application”).

FURTHER RESOLVED, that the officers of the Company, with the assistance of counsel, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate.

FURTHER RESOLVED, that the Application shall be executed by or on behalf of the Company by one or more of its officers, and that the officers of the Company are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

EXHIBIT C-1

BMO FUNDS, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that:  (i) he has duly executed the attached Application, dated September 25, 2013, for and on behalf of BMO Funds, Inc.; (ii) that he is the President thereof; and (iii) all action by stockholders, directors, and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By:  /s/ John M. Blaser

Name:

John M. Blaser

Title:

President

EXHIBIT C-2

BMO ASSET MANAGEMENT CORP.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that: (i) he has duly executed the attached Application, dated September 25, 2013, for and on behalf of BMO Asset Management Corp.; (ii) that he is the Chief Operating Officer thereof; and (iii) all action by stockholders, directors, and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

BMO ASSET MANAGEMENT CORP.

By:  /s/   Steven J. Arguilla

Name:

Steven J. Arquilla

Title:

Chief Operating Officer

EXHIBIT C-3

BMO HARRIS BANK N.A.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that: (i) he has duly executed the attached Application, dated September 25, 2013, for and on behalf of BMO Harris Bank N.A.; (ii) that he is a Vice President thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BMO HARRIS BANK N.A.

By:  /s/   Steven P. Palmer

Name:

Steven P. Palmer

Title:

Vice President

EXHIBIT D-1

SECURITIES AND EXCHANGE COMMISSION

BMO Funds, Inc., et al, Notice of Application

_____________________, 2013

Agency.

Securities and Exchange Commission (“SEC”)

Action.

Notice of application for an order pursuant to (i) Section 6(c) of the Investment Company Act of 1940 (the “Act”) granting an exemption from Sections 18(f) and 21(b) of the Act; (ii) Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1) of the Act; (iii) Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act; and (iv) Section 17(d) of the Act and rule 17d-1 thereunder to permit certain joint arrangements.

Summary of Application.  Applicants request an order that would permit certain registered investment companies to participate in a joint lending and borrowing facility.

Applicants.  BMO Funds, Inc., for and on behalf of its existing and future series (“Funds”), BMO Asset Management Corp. (the “Adviser”), and BMO Harris Bank N.A. (“BMO Harris Bank”) (collectively “Applicants”).  All entities that currently intend to rely on the requested relief have been named as Applicants.  Applicants request that the exemptive relief also apply to any other existing or future open-end management investment company or series thereof that is advised by the Adviser or any person controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the Act) with the Adviser or its successors.1  Any future entity that relies on the requested relief will do so only in accordance with the terms and conditions of the application.

_________________

[1]	Successor” is limited to any entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Filing Date.  The application was filed on September 25, 2013.

Hearing or Notification of Hearing.  An order granting the requested relief will be issued unless the SEC orders a hearing.  Interested persons may request a hearing by writing to the SEC’s Secretary and serving Applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on ________ __, 2013, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the SEC’s Secretary.

Addresses.  Secretary, SEC, 450 Fifth Street, N.W., Washington, DC 20549-0609.  Applicants, c/o Carol A. Gehl, Esq., Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, WI 53202, (414) 273-3500.

For Further Information.  Contact __________, or, __________, [phone number] (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information.  The following is a summary of the application.  The complete application may be obtained via the SEC’s website by searching for the file number, or an Applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants’ Representations

1.

BMO Funds, Inc., which is organized as a Wisconsin corporation, is registered under the Act as an open-end management investment company.  BMO Funds, Inc. consists of 36 Funds, three of which hold themselves out as money market funds (“Money Market Funds”) that seek to maintain a constant per share net asset value of $1.00.

2.

BMO Asset Management Corp., an investment adviser registered under the Investment Advisers Act of 1940, is the investment adviser for each series of BMO Funds, Inc. BMO Asset Management Corp. is a wholly-owned subsidiary of BMO Financial Corp.

3.

BMO Harris Bank N.A. serves as custodian for the Company and for 34 of its series and is a wholly-owned subsidiary of BMO Financial Corp.2

4.

Some Funds may lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term instruments.  Other Funds may need to borrow money from the same or other banks for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade “fail” in which cash payment for a security sold by a Fund has been delayed, or for other temporary purposes. The BMO Funds, Inc. has a $25 million standby line of credit with State Street Bank & Trust Company.  If a Fund had a temporary cash need, it would borrow money through its line of credit. If the requested relief is granted, the Funds will continue to have access, if need be, to their standby line of credit.

5.

If the Funds were to borrow through their line of credit, the Funds would pay interest on the borrowed cash at a rate that would be significantly higher than the rate that would be earned by other (non-borrowing) Funds on investments in repurchase agreements and other short-term instruments of the same maturity as the bank loan.  Applicants state that this differential represents the bank’s profit for serving as a middleman between a borrower and lender and is not attributable to any material difference in the credit quality or risk of such transactions.

6.

Applicants request an order that would permit the Funds to enter into interfund lending agreements (“Interfund Lending Agreements”) under which each Fund could lend money

_________________

[2]

Pursuant to a custodian agreement with the Company, State Street Bank & Trust Company serves as a third party custodian of the Pyrford International Stock Fund, Lloyd George Emerging Markets Equity Fund, Pyrford Global Strategic Return Fund, and TCH Emerging Markets Bond Fund.

directly to and borrow money directly from other Funds through a credit facility for temporary purposes (“Interfund Loan”).  The Money Market Funds will not participate as borrowers in the proposed credit facility.  Applicants state that the proposed credit facility would substantially reduce the Funds’ potential borrowing costs and enhance the Funds’ ability to earn higher rates of interest on their short-term lendings.  Although the proposed credit facility would reduce the Funds’ need to borrow from banks, the Funds would be free to establish and/or continue standby lines of credit or other borrowing arrangements with banks.

7.

Applicants anticipate that the proposed credit facility would provide a borrowing Fund with significant savings at times when the cash position of the Fund is insufficient to meet temporary cash requirements.  This situation could arise when redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions.  When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions).  However, redemption requests normally are effected immediately.  The proposed credit facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

8.

Applicants also anticipate that a Fund could use the proposed credit facility when a sale of securities “fails” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction.  “Sales fails” may present a cash shortfall if the Fund has undertaken to purchase a security with the proceeds from securities sold.  Under such circumstances, the Fund could fail on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund, or sell a security on a same-day settlement basis, earning a lower return on the investment.  Use of the proposed credit facility under these circumstances would enable the Fund to have access to immediate short-term liquidity without incurring custodian overdraft or other charges.

9.

While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, under the proposed credit facility, a borrowing Fund would pay lower interest rates than those offered by banks on short-term loans.  In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or purchasing shares of a Money Market Fund.  Thus, Applicants believe that the proposed credit facility would benefit both borrowing and lending Funds.

10.

The interest rate charged to the Funds on any Interfund Loan (the “Interfund Loan Rate”) would be the average of (i) the “Repo Rate,” as defined below and (ii) the “Bank Loan Rate,” as defined below.  The Repo Rate for any day would be the highest rate available to a lending Fund from investment in overnight repurchase agreements.  The Bank Loan Rate for any day would be calculated by the Credit Facility Team (as defined below) each day an Interfund Loan is made according to a formula established by the Funds’ board of directors (“Board”) intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds.  The formula would be based upon a publicly available rate (e.g., federal funds plus 25 basis points) and would vary so as to reflect changing bank loan rates.  The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund’s Board.  In addition, each Fund’s Board periodically would review the continuing appropriateness of using the forumula to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds.

11.

The proposed credit facility would be administered by the Funds’ president, treasurer and compliance officer and an investment professional within BMO Asset Management Corp. who serves as a portfolio manager for the Money Market Funds (the “Money Market Manager”) (collectively, the “Credit Facility Team”).  No other portfolio manager of any Fund will serve as a member of the Credit Facility Team.  Under the proposed credit facility, the portfolio managers for each participating Fund may provide standing instructions to participate daily as a borrower or lender.  On each business day, the Credit Facility Team would collect data on the uninvested cash and borrowing requirements of all participating Funds.  Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Credit Facility Team would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds (other than the Money Market Manager acting in his or her capacity as a member of the Credit Facility Team).  All allocations made by the Credit Facility Team will require the approval of at least one member of the Credit Facility Team, other than the Money Market Manager.  Applicants expect far more available uninvested cash each day than borrowing demand.  Therefore, after the Credit Facility Team has allocated cash for Interfund Loans, the Credit Facility Team will invest any remaining cash in accordance with the standing instructions from portfolio managers or return remaining amounts to the Funds.

12.

The Credit Facility Team would allocate borrowing demand and cash available for lending among the Funds on what the Credit Facility Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as (i) the time of filing requests to participate, (ii) minimum loan lot sizes, and (iii) the need to minimize the number of transactions and associated administrative costs.  To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.  The method of allocation and related administrative procedures would be approved by each Fund’s Board, including a majority of directors who are not “interested persons” of the Fund, as that term is defined in Section 2(a)(19) of the Act (“Independent Directors”), to ensure that both borrowing and lending Funds participate on an equitable basis.

13.

The Credit Facility Team would (i) monitor the Interfund Loan Rate and the other terms and conditions of the loans, (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations, (iii) ensure equitable treatment of each Fund, and (iv) make quarterly reports to each Fund’s Board concerning any transactions by the Funds under the proposed credit facility and the Interfund Loan Rate charged.

14.

The Adviser and BMO Harris Bank, through the Credit Facility Team, would administer the proposed credit facility as a disinterested fidcuiary and a disinterested party, respectively, and would receive no additional fee as compensation for their services in connection with the administration of the proposed credit facility.  They may collect standard pricing, record keeping, bookkeeping, and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility.  Such fees would be no higher than those applicable for comparable bank loan transactions.

15.

No Fund may participate in the proposed credit facility unless (i) the Fund has obtained shareholder approval for its participation, if required by law, or provides notice to shareholders of its intention to participate in the proposed credit facility, (ii) the Fund has fully disclosed all material information concerning the proposed credit facility in its prospectus and/or statement of additional information, and (iii) the Fund’s participation in the proposed credit facility is consistent with its investment objectives, limitations, and organizational documents.

16.

In connection with the proposed credit facility, Applicants request an order (i) under Section 6(c) of the Act for an exemption from Sections 18(f) and 21(b) of the Act, (ii) under Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act, (iii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and (iv) under Section 17(d) of the Act and rule l7d-1 thereunder to permit certain joint arrangements.

Applicants’ Legal Analysis

1.

Section 17(a)(3) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from borrowing money or other property from the registered investment company.  Section 21(b) of the Act generally prohibits any registered management investment company from lending money or other property to any person, direclty or indirectly, if that person controls or is under common control with that company.  Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”  Applicants state that the Funds may be under common control by virtue of having BMO Asset Management

Corp. as their common investment adviser, and/or by reason of having common officers and directors.

2.

Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Section 17(b) of the Act authorizes the SEC to exempt a proposed transaction from Section 17(a) of the Act provided that the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, and the transaction is consistent with the policy of the investment company as recited in its registration statement and with the general purposes of the Act.  Applicants believe that the proposed arrangements satisfy these standards for the reasons discussed below.

3.

Applicants submit that Sections 17(a)(3) and 21(b) of the Act were intended to prevent a person with potential adverse interests to, and some influence over the investment decisions of, a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of that person and that are detrimental to the best interests of the investment company and its shareholders.  Applicants assert that the proposed credit facility transactions do not raise these concerns because (i) BMO Asset Management Corp. and BMO Harris Bank N.A. would administer the program as a disinterested fiduciary and a disiniterested party, respectively, (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments, (iii) the Interfund Loans would not involve a greater risk than other similar investments, (iv) the lending Fund would receive interest at a rate higher than it could obtain through other similar investments, and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under bank loan agreements and avoid the up-front commitment fees associated with committed lines of credit.  Moreover, Applicants believe that the other terms and conditions in the application would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

4.

Section 17(a)(1) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from selling any securities or other property to the investment company.  Section 17(a)(2) of the Act generally prohibits an affiliated person of a reigstered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company.  Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that section.

5.

Applicants state that the obligation of a borrowing Fund to repay an Interfund Loan may constitute a security for purposes of Sections 17(a)(1) and 12(d)(1) of the Act.  Apllicants also state that a pledge of assets in connection with an Interfund Loan could be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2) of the Act.  Section 12(d)(1)(J) of the Act provides that the SEC may exempt persons or transactions from any provision of Section 12(d)(1) of the Act if and to the extent such exception is consistent with the public interest and the protection of investors.  Applicants contend that the standards under Sections 6(c), 17(b), and 12(d)(1)(J) of the Act are satisfied for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the Act and for the reasons discussed below.  Applicants also state that the requested relief from Section 17(a)(2) of the Act meets the standards of Section 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the lender is another Fund) or the same or better conditions (in any other circumstance).

6.

Applicants state that Section 12(d)(1) of the Act was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments.  Applicants submit that the proposed credit facility does not involve these abuses.  Applicants note that there would be no duplicative costs or fees to the Funds or their shareholders, and that neither BMO Asset Management Corp. nor BMO Harris Bank N.A. would receive any additional compensation for its services in administering the proposed credit facility.  Applicants also note that the purpose of the proposed credit facility is to provide economic benefits for all the participating Funds and their shareholders.

7.

Section 18(f)(1) of the Act prohibits open-end investment companies from issuing any senior security except that a company is permitted to borrow from any bank, provided that  immediately after the borrowing, there is an asset coverage of at least 300 per centum for all borrowings of the company.  Under Section l8(g) of the Act, the term “senior security” generally includes any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness.  Applicants request exemptive relief under Section 6(c) of the Act from Section 18(f)(1) of the Act to the limited extent necessary to implement the proposed credit facility (because the lending Funds are not banks).

8.

Applicants believe that granting relief under Section 6(c) of the Act is appropriate because the Funds would remain subject to the requirement of Section 18(f)(1) of the Act that all borrowings of the Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.  Based on the conditions and safeguards described in the application, Applicants also submit that to allow the Funds to borrow from other Funds pursuant to the proposed credit facility is consistent with the purposes and policies of Section 18(f)(1) of the Act.

9.

Section 17(d) of the Act and rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or any affiliated person of such a person, when acting as principal, from effecting any joint transaction in which the company participates, unless, upon application, the SEC has approved the transaction.  Rule 17d-1(b) under the Act provides that in passing upon an application filed under the rule, the SEC will consider whether the participation of a registered investment company in a joint enterprise on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which the company’s participation is on a basis different from or less advantageous than that of other participants.

10.

Applicants submit that the purpose of Section 17(d) of the Act is to avoid overreaching by and unfair advantage to investment company insiders.  Applicants assert that the proposed credit facility is consistent with the provisions, policies, and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders.  Applicants note that each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations.  Applicants assert that each Fund’s participation in the proposed credit facility will be on terms no different from or less advantageous than that of other participating Funds.

Applicants’ Conditions

Applicants agree that the order granting the requested relief will be subject to the following conditions:

1.

The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.

On each business day, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield of the highest yielding Money Market Fund in which the lending Fund could otherwise invest, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.

If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund (i) will be at an interest rate equal to or lower than any outstanding bank loan, (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral, (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days), and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that the event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.

A Fund may make an unsecured borrowing through the proposed credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral.  If a Fund’s total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed credit facility on a secured basis only.  A Fund may not borrow through the proposed credit facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

5.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan.  If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter (i) repay all its outstanding Interfund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required.  Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceeds 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

6.

No Fund may lend to another Fund through the proposed credit facility if the loan would cause its aggregate outstanding loans through the proposed credit facility to exceed 15% of the lending Fund’s current net assets at the time of the loan.

7.

A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

8.

The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days.  Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.

A Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

10.

Each Interfund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.

A Fund’s participation in the proposed credit facility must be consistent with its investment policies and limitations and organizational documents.

12.

The Credit Facility Team will calculate total Fund borrowing and lending demand through the proposed credit facility, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds (other than the Money Market

Manager acting in his or her capacity as a member of the Credit Facility Team).  All allocations will require approval of at least one member of the Credit Facility Team other than the Money Market Manager.  The Credit Facility Team will not solicit cash for the proposed credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that the Money Market Manager has access to loan demand data).  The Credit Facility Team will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions from portfolio managers or return remaining amounts to the Funds.

13.

The Credit Facility Team will monitor the Interfund Loan Rate and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Board concerning the participation of the Funds in the proposed credit facility and the terms and other conditions of any extensions of credit under the credit facility.

14.

The Board of each Fund, including a majority of the Independent Directors (i) will review, no less frequently than quarterly, the Fund’s participation in the proposed credit facility during the preceding quarter for compliance with the conditions of any order permitting the transactions, (ii) will establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula, and (iii) will review, no less frequently than annually, the continuing appropriateness of the Fund’s participation in the proposed credit facility.

15.

In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, the Credit Facility Team will promptly refer the loan for arbitration to an independent arbitrator selected by

the Board of each Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.3   The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds.  The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

16.

Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity, and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan Rate is made on overnight repurchase agreements and bank borrowings, the yield of any Money Market Fund in which the lending Fund could otherwise invest, and such other information presented to the Fund’s Board in connection with the review required by conditions (13) and (14).

17.

The Credit Facility Team will prepare and submit to the Board of each Fund for review an initial report describing the operations of the proposed credit facility and the procedures to be implemented to ensure that all Funds are treated fairly.  After commencement of the proposed credit facility, the Credit Facility Team will report on the operations of the credit facility at each Board’s quarterly meetings.

Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Board each year that the Fund participates in the proposed credit facility, which report evaluates the Fund’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance.  Each Fund’s chief

_________________

[3]	If the dispute involves Funds with different Boards, the Board of each Fund will select an independent arbitrator that is satisfactory to each Fund compliance officer will also annually file a certification pursuant to Item 77Q3 of Form N-SAR, as such Form may be revised, amended, or superseded from time to time, for each year that the Fund particpates in the proposed credit facility, that certifies that the Fund and the Adviser have established procedures reasonably designed to achieve compliance with the terms and conditions of the application.  In particular, such certification will address procedures designed to achieve the following objectives: (i) that the lnterfund Loan Rate will be higher than the Repo Rate, and, if applicable, the yield of the highest yielding Money Market Funds, but lower than the Bank Loan Rate, (ii) compliance with the collateral requirements as set forth in the application, (iii) compliance with the percentage limitations on interfund borrowing and lending, (iv) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board of each Fund, and (v) the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent public accountants, in connection with their Fund audit examinations, will review the operation of the proposed credit facility for compliance with the conditions of the application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

18.

No Fund will participate in the proposed credit facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

For the SEC, by the Division of Investment Management, under delegated authority.

__________________________

Secretary

D-18